

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Joseph A. Cosio-Barron
President and CEO
MAPTELLIGENT, INC.
2381 St Rose Pkwy
Suite 297
Henderson, NV 89052

**Re: MAPTELLIGENT, INC.**
**Amendment No. 1 to Offering Statement on Form 1-A**
**Filed January 30, 2024**
**File No. 024-12384**

Dear Joseph A. Cosio-Barron:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed January 30, 2024

Risks Related to Our Intellectual Property, page 9

1. We note your revised disclosure in response to prior comment 3. Please include similar disclosure in the section entitled "Our Company" at page 4. Note that your disclosure throughout the prospectus should clearly state, if true, that you are an intermediary that provides access to software and data that is either licensed from third-parties or, to the extent applicable, available in the public domain.

Executive Compensation, page 31

2. We note your response to our prior comment 4 and re-issue the comment. Please update your executive compensation for Mr. Cosio-Barron and Mr. Ziccardi to include the fiscal year ended December 31, 2023. Refer to Item 11(b) of Form 1-A.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Newlan